First Avantage Corporation

1 Concourse Parkway NE, Suite 200

Atlanta, Georgia 30328

June 7, 2024

VIA EDGAR

Kate Beukenkamp

Taylor Beech

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Advantage Corporation—Registration Statement on Form S-4 (File No. 333-278992)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, in connection with the Registration Statement on Form S-4 (File No. 333-278992), initially filed with the Securities and Exchange Commission (the “Commission”) on April 29, 2024, as amended by Amendment No. 1, dated May 31, 2024 (the “Registration Statement”), First Advantage Corporation hereby requests that the effective date of the Registration Statement be accelerated by the Commission, so that it will become effective at 4:00 p.m., Eastern Time, on June 11, 2024, or as soon thereafter as is practicable.

* * * * * * *

Please do not hesitate to contact Elizabeth A. Cooper at (212) 455-3407 or Mark C. Viera at (212) 455-2211 of Simpson Thacher & Bartlett LLP with any questions you may have regarding this request for acceleration of effectiveness. In addition, please notify Mr. Viera by telephone when this request has been granted.

Very truly yours, FIRST ADVANTAGE CORPORATION

By:	/s/ Bret T. Jardine
Executive Vice President, General Counsel and Corporate Secretary

cc:	Steven Barnett, Executive Vice President, Secretary and Chief Legal & Risk Officer

Sterling Check Corp.

Elizabeth A. Cooper

Mark C. Viera

Simpson Thacher & Bartlett LLP

Christopher Ewan

Andrea Gede-Lange

Fried, Frank, Harris, Shriver & Jacobson LLP